March 31, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller, Senior Attorney
Gabriel Eckstein, Staff Attorney

Re:	Infineon Technologies AG
Annual Report on Form 20-F for the Year Ended September 30, 2007
File No. 1-15000
Ladies and Gentlemen:
On behalf of Infineon Technologies AG (“Infineon” or the “Company”), we are responding to the comment contained in your letter dated March 24, 2008 to Mr. Greg Bibbes, General Counsel of Infineon Technologies North America Corp., a wholly owned subsidiary and agent of Infineon.
The response contained herein is based upon information provided to us by the Company. The response is keyed to the numbering of the comment in your letter.
Exhibits
1.	Please amend your Form 20-F for the Fiscal Year Ended September 30, 2007 so that you file as an exhibit the portion of Qimonda’s Form 20-F that you incorporate by reference on page 110. Please refer to Rule 12b-23 of the Exchange Act.
Response:
The Company has filed the material incorporated by reference to Qimonda’s 20-F as Exhibit 15.1 to Amendment No. 1 to its Annual Report on Form 20-F, filed via Edgar on the date hereof.
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The Company has further authorized us to represent to you that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (the “Commission”) (the “Filing”);

•	comments from the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or John A. Burgess of this firm at 1-617-526-6000. You may also directly contact the Company’s Vice President — External Reporting & Regulations, Andrew Prillwitz, at 011-49-89-234-21758.
Very truly yours,
Timothy J. Corbett
cc:
Greg Bibbes, General Counsel, Infineon Technologies North America Corp.
Rudolf von Moreau, Corporate Legal Counsel, Infineon
Andrew Prillwitz, Vice President — External Reporting & Regulations, Infineon
John A. Burgess, Partner, WilmerHale